SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2003

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports Q4 and 2002 Revenues

• Revenues in line with previously issued guidance • High margin automated services reach 60.3% of Q4 2002 revenues

Denver, Colorado and Montpellier, France – February 13, 2003 — Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world’s leading conferencing specialist, today reported revenues (unaudited) for the fourth quarter and fiscal year ended December 31, 2002. All results are reported under French Generally Accepted Accounting Principles (GAAP).

Fourth quarter 2002

Fourth quarter revenues were € 46.4 (US$ 48.7) million, compared to € 54.5 (US$ 57.1) million in the fourth quarter of 2001. The decline in revenue was primarily due to the weakening U.S. dollar and the continued shift to automated services, which have lower per minute rates than operator-assisted services.

Total call volumes were 316.4 million minutes, up 33.5% over the same period last year. Automated services, whose volume increased 74.9% versus 2001, accounted for 60.3% of total revenues and for 77.3% of total call volumes.

Fiscal year 2002

For the fiscal year ended December 31, 2002, revenues reached € 201.4 (US$ 211.2) million, versus pro forma € 212.0 (US$ 222.3) million in 2001. The 5% decline in revenue was primarily due to the weakening U.S. dollar and the continued shift to automated services. Excluding the impact of currency fluctuations in 2002, revenues would have reached € 207.9 (US$ 218.0) million, a decrease of 1.9%.

Total call volumes were 1.162 billion minutes, up 33.8% from 2001. Automated services, whose volume increased 88.7% versus 2001, reached 71.5% of total call volumes and 54.5 % of total revenue.

The Company’s fourth quarter and 2002 reported revenues are in line with previously issued guidance. The decrease in revenues continues to reflect the strong acceleration of lower priced but higher margin automated services deployment. Management expects the migration to automated services will continue through 2003. It expects revenue growth to resume once automated services reach approximately 70% of the total revenue.

Financial calendar

Management is providing the following dates for earnings releases:

•	Year 2002 full earnings:	April 24, 2003
•	First quarter 2003 earnings:	May 14, 2003
•	Second quarter 2003 earnings:	August 13, 2003
•	Third quarter 2003 earnings:	November 13, 2003

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F which was filed by Genesys with the Securities and Exchange Commission on June 12, 2002. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout North America, Europe and Asia Pacific. Genesys Conferencing’s ordinary shares are listed on the Nouveau Marché in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

Tricia Heinrich
Press Relations
Phone: +1 415 608 6651
tricia.heinrich@genesys.com

Genesys Conferencing’s ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market
Euronext: 3955 — Nasdaq: GNSY — Reuters: GNSY LP Bloomberg: GENE LP
www.genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2003

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer